Simtek Corporation
                        4250 Buckingham Drive, Suite 100
                           Colorado Springs, CO 80907


Brian P. Alleman
Chief Financial Officer



April 4, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Adelaja K. Heyliger

Re:      Simtek Corporation, a Colorado corporation ("Simtek")
         Registration Statement on Form S-1
                  Filed February 28, 2006
         File No. 333-132180

Dear Ladies and Gentlemen:

Enclosed please find our initial responses to the Comment Letter from the Securities and Exchange Commission (the "SEC") dated March 15, 2006 with respect to Simtek's Registration Statement on Form S-1. Each comment from the Comment Letter has been reproduced below, followed by our response. As noted below, we expect to file an amendment on Form S-1 incorporating the contemplated changes following the filing of our Form 10-K for the year ended December 31, 2005, which Form 10-K we expect to file on or around April 7, 2006.

Fee Table
---------

1) Comment: Given that it appears you are registering securities for resale, not for issuance upon exercise of warrants, your calculation of the filing fee based on Rule 457(g) is inappropriate. Please revise.

     Response: We will revise the fee table as appropriate in the amendment on Form S-1 that we expect to file following April 10, 2006.

2) Comment: Please tell us when you filed the withdrawal requests mentioned in footnote 4.

     Response: We withdrew the Registration Statement on Form SB-2 (File No. 333-111408) pursuant to a Post-Effective Amendment No. 5 on Form SB-2 filed on June 22, 2005. We withdrew the Registration Statement on Form SB-2 (File

     No. 333-120586) pursuant to a Post-Effective Amendment No. 1 on Form SB-2 filed on May 12, 2005.

3) Comment: If you intend for the prospectus to be used pursuant to Rule 429 for shares registered for resale by a previous registration statement, please do not include those shares in the fee table in this registration statement. See the last sentence of Rule 429(b).

     Response: We will make the requested change in the amendment on Form S-1 that we expect to file following April 10, 2006.

Selling Security Holders, page 11
---------------------------------

4) Comment: Please identify the natural persons that beneficially own the securities held by the entities named in the table.

     Response: We are gathering such information from the selling security holders and will make the requested change in the amendment on Form S-1 that we expect to file following April 10, 2006.

Available Information, page 17
------------------------------

5) Comment: We note that your Annual Report on Form 10-K for the fiscal year ended December 31, 2005 was not filed as of the time you filed this registration statement. As a result, you are ineligible to incorporate information by reference. Refer to General Instruction VII and Item 12 to Form S-1. Please amend your filing in accordance with this comment, and ensure that the amendment includes updated financial information and an updated auditor's consent. We may have further comment upon our review of the amended registration statement.

     Response: We expect to file our Form 10-K for the fiscal year ended December 31, 2005 on or around April 7, 2006, following which we will file the amendment on Form S-1 incorporating the changes discussed herein. We will ensure that the amendment includes updated financial information and an updated auditor's consent.

Confidential Treatment Request
------------------------------

6) Comment: We note that you have a pending confidential treatment request. We will review and provide any comments on your request separately. Comments regarding your request must be resolved before we may accelerate the effectiveness of this registration statement.

     Response: We understand this comment.

Part II
-------

Item 17.  Undertakings
----------------------

7) Comment: Please include the undertaking set forth in Item 512(a) of Regulation S-K, as revised by Release 33-8591 (July 19, 2005).

     Response: We will include the requested undertaking in the amendment on Form S-1 that we expect to file following April 10, 2006.


If you would like to discuss any of the responses above or any other matter, please contact the undersigned, Brian Alleman at (719) 531-9444.

Sincerely,

/s/Brian Alleman

Brian Alleman, Chief Financial Officer


cc:  Hendrik Jordaan, Esq., Holme Roberts & Owen LLP